September 8, 2011
Jessica Reece
(617) 235-4636
jessica.reece@ropesgray.com
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Brion Thompson, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 22
Dear Mr. Thompson:
I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 22 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed Amendment No. 22 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on June 17, 2011 in connection with the registration of certain share classes of Allianz F&T Behavioral Advantage Large Cap Fund, a new series of the Trust (the “Fund”).1
We received your oral comments regarding the Amendment via telephone on August 2, 2011 and in follow-up telephone calls on August 4, 8 and 9. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 26 to the Trust’s Registration Statement, which was filed on September 8, 2011, pursuant to Rule 485(b) under the Securities Act.
General
1.	Comment: Please remove disclosure from the filing that does not relate to the Fund identified in the series and class identifiers designated in the Amendment, as discussed in telephone conversations and emails between the Staff and Ropes & Gray.

[1]	As a preliminary matter, we note that the name of the Fund has been changed from the name used in the Amendment, where it was referred to as the Allianz Fuller & Thaler BI Large Cap Fund. The new fund name has been reflected in the filing of Post-Effective Amendment No. 26, and corresponding changes have been made to the EDGAR series and class identifiers.

Response: The requested change has been made. Post-Effective Amendment No. 26, which relates back to Post-Effective Amendment No. 22, was filed with series and class identifiers relating only to the Fund and includes disclosure relating only to that Fund.

2.	Comment: Please provide the relevant exchange ticker symbols for the Fund on the cover page of each prospectus and the statement of additional information, as required by Item 1(a)(2) and Item 14(a)(2) of Form N-1A.

Response: The requested change has been made.

3.	Comment: The Staff is of the view that the only documents that may be incorporated by reference into a fund’s Summary Prospectus are the fund’s Statutory Prospectus and Statement of Additional Information and that the fund’s shareholder reports, or any portion thereof, may not be incorporated by reference into a fund’s Summary Prospectus. See General Instruction D of Form N-1A. To the extent that the Fund makes use of Summary Prospectuses to satisfy prospectus delivery obligations in reliance on Rule 498 under the Securities Act, please provide a draft of the legend appearing in each such Summary Prospectus.

Response: The legend appearing in each of the Fund’s Summary Prospectuses will read as follows:
Before you invest, you may want to review the Fund’s statutory prospectus, which contains more information about the Fund and its risks. You can find the Fund’s statutory prospectus and other information about the Fund, including its statement of additional information (SAI) and most recent reports to shareholders, online at www.allianzinvestors.com/prospectuses. You can also get this information at no cost by calling 1-800-498-5413 or by sending an email request to Orders@MySummaryProspectus.com. This Summary Prospectus incorporates by reference the Fund’s entire statutory prospectus and SAI, each dated April 1, 2010, as revised or supplemented from time to time.
4.	Comment: Please confirm that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute (the “July Letter”), specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized. Further, please tailor the principal risk disclosure of the Fund accordingly.

Response: In response to the Comment and the Staff’s observations in the July Letter, the Trust confirms that it has considered the derivatives-related disclosure with respect to the Fund. The Fund’s principal investment strategies state that “[t]he Fund may utilize unleveraged stock index futures contracts, warrants and other derivative instruments.

Although the Fund does not expect to invest significantly in derivative instruments during its initial fiscal year, it may do so at any time.”

Discussion of the specific risks relating to the individual types of derivatives that the Fund expects to use is included in the statutory prospectuses under “Summary of Principal Risks—Derivatives Risk” and “Characteristics and Risks of Securities and Investment Techniques—Derivatives.” The Trust believes that the disclosure in these sections addresses the Staff’s concerns as set forth in the July Letter.
Prospectuses
5.	Comment: Please explain supplementally what “BI” in the name of the Fund means.

Response: As noted above, the Trust has changed the Fund’s name from “Allianz Fuller & Thaler BI Large Cap Fund” to “Allianz F&T Behavioral Advantage Large Cap Fund.” F&T in the Fund’s name stands for “Fuller & Thaler,” the sub-adviser to the Fund.

6.	Comment: The Staff notes that the Fund’s Annual Fund Operating Expenses table does not include a column for Acquired Fund Fees and Expenses. Please confirm for the Staff that this omission is appropriate pursuant to Form N-1A, or alternatively, add such a column.

Response: The Trust confirms that the fees and expenses incurred as a result of the Fund’s investment in shares of “Acquired Funds” (as defined in Form N-1A), if any, are not anticipated to exceed 0.01% of average Fund net assets. An expense table column for Acquired Fund Fees and Expenses is therefore not required pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

7.	Comment: Please revise the market capitalization range used to define “large capitalization” with respect to the Fund’s 80% policy so as to provide for a higher minimum of the range. In the alternative, please explain why the Trust considers a company with a market capitalization of as small as $922 million a large-capitalization company and cite support for such explanation.

Response: The Trust has revised the market capitalization range used to define “large capitalization with respect to the Fund’s 80% policy. The revised disclosure states:
The Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus borrowings for investment purposes) in common stocks of large capitalization companies based in the U.S. For purposes of this policy, the Fund currently considers a company to be a large capitalization U.S.-based company if it is in the top 1,000 largest U.S.-based companies ranked by market capitalization (i.e., market capitalization of between $2 billion and $401 billion as of June 30, 2011).
8.	Comment: The Staff notes that the section titled “Principal Investment Strategies” states that the Fund may invest in exchange-traded funds (“ETFs”). If ETFs will represent a principal investment strategy of the Fund, please add “ETF Risk” to the list of the Fund’s principal risks.

Response: The Trust confirms that the Fund does not anticipate investing in ETFs to a significant degree, and therefore references to ETFs have been removed from discussion of the Fund’s principal investment strategies.

9.	Comment: Please revise the section titled “Purchase and Sale of Fund Shares” within the Fund’s Fund Summary to remove the following disclosure, which is not required by Item 6 of Form N-1A, or move the disclosure farther back in the statutory prospectus: “Generally, purchase and redemption orders for Fund shares are processed at the net asset value (NAV) next calculated after an order is received by the distributor or an authorized intermediary. NAVs are determined only on days when the New York Stock Exchange is open for regular trading.”

Response: The Trust respectfully submits that the current disclosure remains appropriate in the Fund Summary, as it concisely provides investors with relevant and helpful information regarding the procedures for the purchase and sale of Fund shares and the process for the pricing of Fund shares.

10.	Comment: Please revise the sentence in the section titled “Tax Information” within the Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

11.	Comment: The Staff notes that “Focused Investment Risk” is included in the section titled “Summary of Principal Risks — Focused Investment Risk” and requests that the Trust confirm whether the Fund is diversified or non-diversified for purposes of the 1940 Act. If the Fund is non-diversified for purposes of the 1940 Act, please make the disclosure required in Item 4(b)(1)(iv) of Form N-1A.

Response: The Trust confirms that the Fund is “diversified” for purposes of the 1940 Act and has revised “Focused Investment Risk” to remove disclosure related to non-diversified funds.

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Tandy Representation
As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to these filings; (ii) the Commission’s staff’s review of these filings, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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Please do not hesitate to call me (at 617-235-4636) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Kind regards,
Jessica Reece, Esq.

cc:	Thomas J. Fuccillo, Esq. Angela Borreggine, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Johnathan C. Mathiesen, Esq.